Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS 2014 FULL YEAR RESULTS

Tel-Aviv, Israel, March 18, 2015 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the year ended December 31, 2014.

FINANCIAL RESULTS

Financial Highlights for the year 2014: Revenues for the year ended December 31, 2014 were $34,000, compared to no revenues in the year ended December 31, 2013. Net loss for year ended December 31, 2014 was $264,000, or $0.10 per share, compared to net loss of $305,000, or $0.11 per share, for the year ended December 31, 2013.

Financial Income, Net: There was no net financial income for the year ended December 31, 2014, compared to $18,000 net financial income, for the year ended December 31, 2013.

Cash Status: Metalink’s cash and cash equivalents as of December 31, 2014 were $4.54 million compared with $4.80 million as of December 31, 2013.

2015 OUTLOOK

In March 2015, Metalink completed the delivery and received payment for DSL products totaling approximately $450,000, which are expected to be recognized in the first quarter of 2015. This order marks the last order that Metalink will receive for DSL products, which were the subject of an "end of life" notice issued by the Company already in early 2008.

In light of the foregoing and as part of the Company's ongoing efforts to reduce ongoing expenses, Mr. Tzvi Shukhman, CEO of Metalink, is expected to step down from his position effective March 31, 2015. Mr. Shay Evron, CFO of Metalink, will assume the position as Acting CEO.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: nominal operations following the Lantiq transaction and the last order for DSL products; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	December 31,	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$4,537	$4,801
Government institutions	17	5
Prepaid expenses	9	1
Inventories	176	112
Total current assets	4,739	4,919

Property and equipment, net	-	2
Total assets	$4,739	$4,921

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and current liabilities	$366	$284
Total current liabilities	366	284

Shareholders' equity
Ordinary shares of NIS 1.0 par value (5,000,000 shares - authorized, 2,780,707 shares - issued and 2,690,857 shares - outstanding as of December 31, 2014 and December 31, 2013)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,643)	(144,379)
	14,258	14,522

Treasury stock, at cost; 89,850 as of
December 31, 2014 and December 31, 2013	(9,885)	(9,885)
Total shareholders' equity	4,373	4,637
Total liabilities and shareholders' equity	$4,739	$4,921

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,
	2014	2013

Revenues	$34	$-

Cost of revenues	23	15

Gross profit (loss)	11	(15)

Sales and marketing	3	-

General and administrative	272	308

Operating loss	(264)	(323)

Financial income, net	-	18

Net loss	$(264)	$(305)

Per share data-

Basic and Diluted loss	$(0.10)	$(0.11)

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,690,857	2,690,857